UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Stock Yards Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

861025104

(CUSIP Number)

Darrell R. Wells

Margaret Cowley Wells

Darrell R. Wells Trust

4350 Brownsboro Rd. STE 310

Louisville, KY 40207

With a copy to:

Aaron A. Seamon, Esq.

Squire Patton Boggs (US) LLP

41 South High Street, Suite 2000

Columbus, OH 43215

(614) 365-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 861025104	SCHEDULE 13D

1	Name of Reporting Persons Darrell R. Wells
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,442,362(1)
	8	Shared Voting Power 217,498(1)
	9	Sole Dispositive Power 1,442,362
	10	Shared Dispositive Power 217,498(1)

11	Aggregate Amount Beneficially Owned by Each Person 1,659,860(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.67% (2)
14	Type of Reporting Person IN

(1)	Includes 217,498 shares of common stock, no par value (“Common Stock”), of Stock Yards Bancorp, Inc., a Kentucky corporation (the “Issuer”), held by Margaret Cowley Wells as of February 28, 2023.
(2)

The percentage ownership is based upon 29,261,261 shares of Common Stock, issued and outstanding as of January 31, 2023, as reflected in the Issuer’s Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2023.

CUSIP No. 861025104	SCHEDULE 13D

1	Name of Reporting Persons Margaret Cowley Wells
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 217,498
	8	Shared Voting Power 1,442,362(1)
	9	Sole Dispositive Power 217,498
	10	Shared Dispositive Power 1,442,362(1)

11	Aggregate Amount Beneficially Owned by Each Person 1,659,860(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.67% (2)
14	Type of Reporting Person IN

(1)	Includes 1,442,362 shares of the Issuer’s Common Stock held by Darrell R. Wells as of February 28, 2023.
(2)

The percentage ownership is based upon 29,261,261 shares of Common Stock, issued and outstanding as of January 31, 2023, as reflected in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 24, 2022.

CUSIP No. 861025104	SCHEDULE 13D

1	Name of Reporting Persons Darrell R. Wells Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 31,905(1)
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 31,905(1)
	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Person 31,905
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.11%(2)
14	Type of Reporting Person OO (Trust)

(1)	Stock Yards Bank & Trust Company, Successor Trustee of the Darrell R. Wells Trust, has voting and dispositive power over the shares held by the Darrell R. Wells Trust.
(2)

The percentage ownership is based upon 29,261,261 shares of Common Stock, issued and outstanding as of January 31, 2023, as reflected in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 24, 2023.

CUSIP No. 861025104	SCHEDULE 13D

Statement on Schedule 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (“Common Stock”), of Stock Yards Bancorp, Inc., a Kentucky corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1040 East Main Street, Louisville, Kentucky 40206.

As further described in Item 4 below, on March 7, 2022, the Issuer acquired Commonwealth Bancshares, Inc. (“Commonwealth”) through the merger of its wholly owned subsidiary, H. Troutman Merger Subsidiary, Inc., a Kentucky corporation, with and into Commonwealth, followed by the merger of Commonwealth with and into the Issuer, with the Issuer serving as the surviving corporation (the “Merger”). In connection with the closing of the Merger, the Reporting Persons (as defined below) together acquired more than 5% of the then outstanding shares of the Issuer’s Common Stock, representing approximately 5.95% of the Issuer’s Common Stock that was outstanding upon the completion of the Merger. The Reporting Persons inadvertently failed to timely file a Schedule 13D following the completion of the Merger, and as a result are now filing this Schedule 13D to reflect the Reporting Persons’ beneficial ownership. The Reporting Persons’ percentage ownership of Common Stock acquired in the Merger was disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2022. Additionally, the number of shares of Common Stock held by each Reporting Person was disclosed in the Issuer’s resale prospectus filed with the SEC pursuant to Rule 424(b)(7) on April 6, 2022.

In accordance with the applicable guidance of the SEC, information on the cover page of this Schedule 13D and Item 5 of this Schedule 13D is reported as of the date of filing.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Darrell R. Wells, Margaret Cowley Wells and the Darrell R. Wells Trust (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	Principal business address of each of the Reporting Persons is 4350 Brownsboro Rd. STE 310, Louisville, KY 40207.

(c)

The principal occupation of Darrell R. Wells is businessman and investor. The principal occupation of Margaret Cowley Wells is retired. The Darrell R. Wells Trust is a trust established for the benefit of the children and grandchildren of Darrell R. Wells.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Darrell R. Wells and Margaret Cowley Wells are citizens of the United States of America, and the Darrell R. Wells Trust is a trust formed under the laws of the Commonwealth of Kentucky.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the Common Stock reported herein as beneficially owned from the Issuer pursuant to the Merger described in Item 4 below.

Item 4.	Purpose of Transaction

On March 7, 2022, the Issuer acquired Commonwealth through the merger of its wholly owned subsidiary, H. Troutman Merger Subsidiary, Inc., a Kentucky corporation, with and into Commonwealth, followed by the merger of Commonwealth with and into the Issuer, with the Issuer serving as the surviving corporation in accordance with the terms of the Agreement and Plan of Merger dated as of August 3, 2021 (the “Merger Agreement”). At the effective time of the Merger, each share of common stock of Commonwealth, was converted into the right to receive cash and Common Stock of the Issuer. The shares of Commonwealth common stock that the Reporting Persons held were converted into the shares of Common stock of the Issuer and are reported as beneficially owned in this Schedule 13D. The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement attached hereto as Exhibit 2 and incorporated herein by reference.

In connection with the Merger, the Issuer entered into an Investor Agreement (the “Investor Agreement”) with the Reporting Persons. The Investor Agreement will continue for five years from the date of the closing of the Merger during which time the Reporting Persons have, among other things, agreed not to sell Common Stock in an amount greater than 1% of the outstanding shares of Common Stock during any calendar quarter without the consent of the Issuer. During the term of the Investor Agreement, the Reporting Persons will be able to designate a qualified individual to serve on the Issuer’s Board of Directors, with the agreement of the Issuer. The foregoing description of the Investor Agreement is not complete and is qualified in its entirety by reference to the full text of the Investor Agreement attached hereto as Exhibit 3 and incorporated herein by reference.

In connection with the closing of the Merger, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Darrell R. Wells, individually and as representative of the Commonwealth shareholders who acquired Common Stock and elected to become a party to the Registration Rights Agreement no later than 25 days after the closing. The Registration Rights Agreement required the Issuer to continue the effectiveness of its shelf registration statement with the SEC to provide for the resale on a continuous basis of the shares of Common Stock issued upon consummation of the Merger to any former shareholder of Commonwealth who became a party to the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement attached hereto as Exhibit 4 and incorporated herein by reference.

The Reporting Persons own the shares of Common Stock for investment purposes and expect to continually evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional interests in securities of the Issuer will be acquired or whether the Reporting Persons will dispose of securities of the Issuer. At any time, additional securities of the Issuer may be acquired or some or all of the securities of the Issuer beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions and other investment opportunities available to the Reporting Persons.

Except as otherwise set forth herein, the Reporting Persons do not have any plans or proposals that would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As of February 28, 2023, Darrell R. Wells beneficially owns an aggregate of 1,442,362 shares of Common Stock, Margaret Cowley Wells beneficially owns an aggregate of 217,498 shares of Common Stock and the Darrell R. Wells Trust beneficially owns an aggregate of 31,905 shares of Common Stock, which represent 4.93%, 0.74% and 0.11%, respectively, of the Issuer’s outstanding shares of Common Stock outstanding as of January 31, 2023, as reflected in the Issuer’s Annual Report on Form 10-K, filed with the SEC on February 24, 2023.

By virtue of the Investor Agreement, the Reporting Persons may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). Collectively, the “group” may be deemed to beneficially own an aggregate of 1,691,765 shares of Common Stock, which represents approximately 5.78% of the Issuer’s outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group.

(a)

As of February 28, 2023, Darrell R. Wells has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,442,362 shares of Common Stock. As of February 28, 2023, Margaret Cowley Wells has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 217,498 shares of Common Stock. As of February 28, 2023, Stock Yards Bank & Trust Company, as successor trustee of the Darrell R. Wells Trust has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 31,905 shares of Common Stock held by the Darrell R. Wells Trust.

(b)

On December 31, 2022, Darrell R. Wells sold 2,716 shares of Common Stock in the open market at a price of $72.49 per share. Except as described in the immediately preceding sentence, none of the Reporting Persons have effected any transactions in shares of the Issuer’s Common Stock in the past 60 days.

(c)

Except as stated herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock beneficially owned by the Reporting Persons.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Merger Agreement, Investor Agreement and Registration Rights Agreement in Item 4 of this Schedule 13D are incorporated herein by reference. The Merger Agreement, Investor Agreement and Registration Rights Agreement are attached hereto as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 1, 2023, by and between Darrell R. Wells, Margaret Cowley Wells and Darrell R. Wells Trust.

Exhibit 2	Agreement and Plan of Merger, dated as of August 3, 2021, among Stock Yards Bancorp, Inc., H. Troutman Merger Subsidiary, Inc. and Commonwealth Bancshares, Inc. (incorporated by reference to Exhibit 2.1 to Stock Yards Bancorp. Inc.’s Current Report on Form 8-K filed on August 4, 2021).

Exhibit 3	Investor Agreement, dated as of August 3, 2021, by and between Stock Yards Bancorp, Inc. and the Reporting Persons (incorporated by reference to Exhibit 10.2 to Stock Yards Bancorp. Inc.’s Current Report on Form 8-K filed on March 7, 2022).

Exhibit 4	Registration Rights Agreement, dated as of March 3, 2022, by and between Stock Yards Bancorp, Inc. and the stockholder named therein (incorporated by reference to Exhibit 10.1 to Stock Yards Bancorp. Inc.’s Current Report on Form 8-K filed on March 7, 2022).

CUSIP No. 861025104	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date March 1, 2023

/s/ Darrell R. Wells Darrell R. Wells

/s/ Margaret Cowley Wells Margaret Cowley Wells

Darrell R. Wells Trust

By:	/s/ Mary Beth Byron
Name: Mary Beth Byron
Title: Wealth Advisor